POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

January 12, 2010

Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No.: 0-50218

Dear Mr. Shannon:

At the request of the management of Bekem Metals, Inc., (the “Company” or “Bekem”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated December 11, 2009. Following are the responses to your comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Risk Factors

“We are Subject to All the Risks of Operating in a Foreign Country”, page 31

1.

We note your disclosures which indicate significant penalties may be imposed for currency law violations and that legislation and regulation regarding foreign currency transactions continues to evolve in Kazakhstan. Please, tell us if you have considered the requirement to provide “parent only” financial statements. Please, refer to Rule 5-04 and Rule 12-04 of Regulation S-X. If so, please explain why you believe this information is not necessary.

The Company considered the requirements of Rule 5-04 and Rule 12-04 of Regulation S-X and determined that “parent only” financial statements were not necessary. Though there is a potential of penalties being imposed due to evolving legislation regarding currency transactions in Kazakhstan, no such legislation or violations currently exist. Therefore, restricted net assets of consolidated subsidiaries did not exceed 25 percent of consolidated net assets as of December 31, 2008.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Mark C. Shannon

January 12, 2010

Plan of Operations

Feasibility Study and Processing Plant Design, page 43

2.

We note your disclosure that reads, “We plan to spend approximately $5,000,000 in 2009 for preparation of the first stage of the processing plant design. In accordance with the Kazakhstani construction requirements the first stage includes preparation of the design developed on the basis of summaries and indexes of pre-design documentation.” Please clarify this disclosure to better explain the nature of the activities and the design product that will be achieved.

The first stage of the processing plant design work includes:

-	development of the construction project plan including ageneral description of plant output, major production, technical and economic parameters to be achieved;
-

documentation of the energy requirements of the project including energy balance characteristics: energy volumes to be consumed in the production process, energy suppliers, own sources of power generation, etc.;

-

preparation of general explanatory notes describing principles and technological decisions underlying the production process, description of the territory and other geographical terms, local existing and planned infrastructure, major parameters of planned production, competitiveness of a finished product and other marketing research results, volumes and sources of raw materials, utilities and other inputs, information on patents and licensed used, etc.;

-

terms of the general plan and the project including the description of location, geological and hydro-geological terms of area, transport infrastructure, situational and general design plan of the plant, etc.;

-

description of technological decisions to be made with regard to production parameters, labor-intensiveness and other inputs, information on major equipment to be used, information on wastes and the ways of their further processing, etc.;

-	establishment of organizational management structure of the enterprise;
-	preparations of estimated cost and aggregate budget for construction based on other major construction projects and average industry norms, etc.

The second stage of the processing plant design will include:

-	detailed designs, drafts, charts, drawings of all major construction and erection works;
-	detailed designs, drafts, charts, drawings of all major metals structures, equipments, pipelines, etc.;
-	detailed designs, drafts, charts, drawings of all buildings, infrastructures, etc.

The Company did not include a detailed description of these works because it did not believe this additional level of detail to be any more beneficial or material to the reader than the disclosure included in the report. To the extent the Commission disagrees with the Company’s assessment, the Company proposes that

Mr. Mark C. Shannon

January 12, 2010

rather than amend its report for the sole purpose of correcting this disclosure, which the Company worries may cause potential confusion to the reader, to clarify its disclosure prospectively in its next period report, which will be its annual report for the year ended December 31, 2009, which is due March 31, 2010.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note your auditors are located in Utah. It appears that all of the assets, liabilities, revenues and expenses of the company related to operations and the headquarters located in Kazakhstan. Please tell us how the audit of the operations in Kazakhstan, including the associated assets and liabilities, was conducted. Your response should include the following:

a.

Whether another auditor was involved in the audit of the Kazakhstani operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor, Hansen, Barnett & Maxwell, PC, assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

b.	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Kazakhstan.

The Company’s auditors, Hansen, Barnett & Maxwell, PC, visit Kazakhstan every year to perform the audit fieldwork on the Company and its subsidiaries. They also travel to Kazakhstan throughout the year for other audit engagements not connected to the Company and have auditors that speak Russian. No other auditors were involved in the audit.

Note 1 – Basis of Presentation, Nature of Business and Significant Accounting Policies.

Revenue Recognition, page F-10

4.

We note your policy indicates you have reduced exploration costs for sales of ore and brown coal. We note elsewhere in your document, despite the absence of reserves, you extracted 146,107 tons of ore. If material, please modify your presentation of the revenues to separately identify them as “Revenues from the Exploration Stage.”

Pursuant to the annual work program requirements of the Company’s subsoil use contracts, the Company is required to engage in extraction activities, regardless of the economic feasibility of such activities. While the Company extracted 146,107 tons of ore during 2008, because of the impact to demand of the global financial crisis and metal prices, the Company was able to sell only 4,478 tons of ore for approximately $93,254. Since revenue from the sale of ore during 2008 was not material, the Company proposes not to modify its presentation of revenues in its annual report for the year ended December 31, 2008. The Company will, however, continue to monitor the materiality of revenue from sales of extracted ore and will separately identify revenue from the sales of extracted ore at such time as revenue from such amount becomes material.

Mr. Mark C. Shannon

January 12, 2010

Note 1 – Basis of Presentation, Nature of Business and Significant Accounting Policies.

Exploratory Costs, page F-12

5.

We note your policy disclosure that reads, “Since the Company is deemed to be in the Exploration stage, all costs related to operating activities are classified as Exploratory costs.” Please note that under U.S. GAAP, accounting for mining related costs is dependent upon their nature, regardless of a project’s or company’s stage of development. As such, please, modify your policy to indicate if true, that exploration costs are expensed as incurred.

The Company confirms that exploration costs are expensed as incurred. As the language of the Exploratory Costs note was previously submitted to and reviewed by the staff in connection with an SEC staff comment letter to the Company dated November 20, 2007 and no changes to that language were suggested or requested by the staff at that time, rather than amend prior filings, the Company proposes to add a statement to its future filings confirming that exploratory costs are expensed as incurred.

Attached to this letter, please find a statement from the Company acknowledging that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filling;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow Richard T. Ludlow

                                                                                                               Attorney at Law

January 12, 2010

Mark C. Shannon

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2008

Filed April 15, 2009

File No.: 0-50218

Dear Mr. Shannon:

In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated December 11, 2009, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

/s/ Zhassulan Bitenov
Zhassulan Bitenov
Chief Financial Officer